SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nikola Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

654110105
(CUSIP Number)

Haeyoung Lee
Green Nikola Holdings LLC
200 Westlake Park Blvd., Suite 1010
Houston, TX 77079
201-347-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 654110105	Page 1

1	NAMES OF REPORTING PERSONS Green Nikola Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	All percentages of Common Stock (as defined below) outstanding contained herein are based on 391,945,919 shares of Common Stock outstanding as of February 19, 2021.

CUSIP No.: 654110105	Page 2

1	NAMES OF REPORTING PERSONS Hanwha General Chemical USA Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No.: 654110105	Page 3

1	NAMES OF REPORTING PERSONS Hanwha Energy USA Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the initial Schedule 13D filed jointly by Green Nikola Holdings LLC, a Delaware limited liability company (“GNH”), Hanwha General Chemical USA Corp, a Delaware corporation (“Hanwha General”) and Hanwha Energy USA Holdings Corp., a Delaware corporation (“Hanwha Energy”) on June 17, 2020 and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation (the “Issuer”). GNH, Hanwha General and Hanwha Energy are collectively referred to herein as the “Reporting Persons.” Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
Item 2.	Identity and Background.
Items 2(b), (c) and (f) are hereby amended and restated in their entirety by the following:
(b) – (c) The address of the principal business and principal office of each of GNH and Hanwha General is 200 Westlake Park Blvd., Suite 1010, Houston, TX 77079. The address of the principal business and principal office of Hanwha Energy is 300 Spectrum Center Drive, Suite 1020, Irvine, CA 92618. The principal business of each of GNH and Hanwha General is investment and management of investments. The primary business of Hanwha Energy is the development of solar facilities.
(f) Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Annex A, each of the Covered Persons is a citizen of the United States of America.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 16, 2021, GNH entered into a Stock Sales Agreement (the “Plan”) with Morgan Stanley & Co. LLC (“Morgan Stanley”), pursuant to which Morgan Stanley is authorized to sell up to 11,065,190 shares of Common Stock (the “Maximum Amount”) on behalf of GNH in a manner intended to qualify for the affirmative defense provided by Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. Generally, the Plan shall expire upon the earliest of the close of business on December 10, 2021, the time at which the Maximum Amount shall have been sold, or the occurrence of certain other customary events affecting the Issuer.
The foregoing description of the Plan does not purport to be complete and is subject to, and qualified in its entirety by, the Stock Sales Agreement, a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety by the following:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

4

(a) and (b)
(i)	Amount Beneficially Owned: See Item 11 of each of the cover pages.
(ii)	Percent of Class: See Item 13 of each of the cover pages.
(iii)	Number of Shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.
All percentages of Common Stock outstanding contained herein are based on 391,945,919 shares of Common Stock outstanding as of February 19, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on February 25, 2021.
(c) The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.
(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
The information provided in Item 4 regarding the Plan is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:
99.3	Stock Sales Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

GREEN NIKOLA HOLDINGS LLC

/s/ Haeyoung Lee
Haeyoung Lee, Manager and President

HANWHA GENERAL CHEMICAL USA CORP

/s/ Sehwan Park
Sehwan Park, President

HANWHA ENERGY USA HOLDINGS CORP.

/s/ Henry Yun
Henry Yun, President and CEO

ANNEX A
Executive Officers and Directors of Green Nikola Holdings LLC
Business Address: c/o Green Nikola Holdings LLC, 200 Westlake Park Blvd., Suite 1010, Houston, TX 77079.
Name:	Principal Occupation:
Haeyoung Lee (citizen of South Korea)	Manager / President / Secretary
Jemin Hong (citizen of South Korea)	Treasurer

Executive Officers and Directors of Hanwha General Chemical USA Corp
Business Address: c/o Green Nikola Holdings LLC, 200 Westlake Park Blvd., Suite 1010, Houston, TX 77079.
Name:	Principal Occupation:
Sehwan Park (citizen of South Korea)	President
Haeyoung Lee (citizen of South Korea)	Director / Secretary / Treasurer

Executive Officers and Directors of Hanwha Energy USA Holdings Corp.
Business Address: c/o Green Nikola Holdings LLC, 200 Westlake Park Blvd., Suite 1010, Houston, TX 77079.
Name:	Principal Occupation:
Henry Yun	Director / President and CEO
Carolyn Byun	Secretary
Hyo Jin Jeon (citizen of South Korea)	CFO